

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Alberto Ardura González
Chief Executive Officer
Bite Acquisition Corp.
30 West Street, No. 28F
New York, NY 10004

> **Re: Bite Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 8, 2021**
> **File No. 333-252406**

Dear Mr. Ardura González:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. We note your response to our prior comment 1, including your revisions to your form of amended and restated certificate of incorporation filed as Exhibit 3.2. Your prospectus disclosure suggests that your exclusive forum provision selects the Court of Chancery or the federal district court for the District of Delaware for any action arising under the Securities Act. However, this is not consistent with the exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation, which states that the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for suits brought to enforce any duty or liability created by the Securities Act, and also does not reference the federal district court for the District of Delaware.

Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

 You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon, Esq.